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                                                                  Exhibit (a)(8)

LOGO
                                                                        NEWS
HUNT                                                                    RELEASE
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                                                               December 21, 1995

Contact:   Georgeson & Company Inc.
           1-800-223-2064

               HUNT MANUFACTURING CO. COMMENCES CASH TENDER OFFER
               FOR UP TO 3,230,000 SHARES AT $17.00 NET PER SHARE

PHILADELPHIA, PA, December 21, 1995 - Hunt Manufacturing Co. (NYSE Symbol HUN) announced today that it has commenced a cash tender offer to purchase up to 3,230,000 of the Company's common shares at a per share price of $17.00, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 21, 1995, and the related Letter of Transmittal (which together constitute the "Offer") The closing price for the Company's common shares on December 19, 1995 (the last full trading day before the announcement of the Offer) was $15.00 per share. The closing price for the Company's common shares on December 20, 1995 was $16.625 per share.

The 3,230,000 shares that the Company is offering to purchase in the Offer represent approximately 23% of the shares outstanding as of the close of business on December 19, 1995, after giving effect to the previously announced purchase by the Company from Mary F. Bartol of an aggregate of approximately 2,150,000 of the Company's common shares for a cash purchase price of $16.32 per share.

The Offer is designed to afford to shareholders who are considering the sale of all or a portion of their shares an opportunity to sell such shares for a higher price than available in the open market immediately prior to the announcement of the Offer, without the usual transaction costs associated with market sales.

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to certain customary conditions. The Offer, proration period and withdrawal rights are scheduled to expire at 5:00 p.m., Eastern Standard Time, on January 24, 1996, unless the Offer is extended.

In arriving at its decision to proceed with a tender offer, the Company's Board of Directors considered that the interests of the Company and its shareholders will be served by using a portion of the Company's excess borrowing capacity to afford shareholders an opportunity to sell a significant portion of their shares to the Company. The Company expects that its cash flow from operations and available borrowings under a New Credit Facility with NationsBank, N.A. together with other sources of capital believed to be available, will enable the Company to repay the borrowings made to effect the share repurchases.

The Company recently announced that it had entered into a new five year $130 million credit facility consisting of a revolving credit facility in an amount up to $85 million, and a term loan in the amount of $45 million. The Company intends to use borrowings under the New Credit Facility, possibly together with cash on hand, to fund the purchase of shares pursuant to the Offer. The previously announced purchase by the Company of approximately 2,150,000 of its common shares from a shareholder also was funded through borrowings through the New Credit Facility. The balance of the New Credit Facility will be available for working capital, strategic acquisitions and general corporate purposes.

The Company does not expect to be in a position to release its final audited fiscal year 1995 results until January 16, 1996. However, the Company expects its earnings per share for 1995 to range from $.91 to $.96 (excluding the provision for organizational changes and relocation and consolidation of operations, the earnings per share range would be $1.13 to $1.18).

Neither the Company not its Board of Directors makes any recommendation as to whether any shareholder should participate in the Offer.

Georgeson & Company, Inc. will act as Information Agent and American Stock Transfer & Trust Company will act as the Depositary for the Offer.

The Company is a worldwide manufacturer and distributor of office, art/craft, and presentation and display products for the business, education and consumer markets.

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Hunt Manufacturing Co.         One Commerce Square          2005 Market Street
Philadelphia, PA 19103-7085                                     (215) 656-0300
                              Fax: (215) 656-3700